Exhibit 21.1

List of Subsidiaries

Names	Jurisdiction	Ownership

BEFUT Corporation (“Befut Nevada”)	State of Nevada	100% owned by BEFUT

Hongkong BEFUT Co., Limited (“Befut Hongkong”)	Hong Kong	100% owned by Befut Nevada

Befut Electric (Dalian) Co., Ltd. (“WFOE”)	People’s Republic of China	100% owned by Befut Hongkong

Dalian Befut Wire and Cable Manufacturing Co., Ltd. (“Dalian Befut”)	People’s Republic of China	Captive manufacturer of WFOE through a series of contractual agreements (described in the section entitled “Business – Manufacturing Process – OEM Agreements” in this Report)

Dalian Marine Cable Co., Ltd.	People’s Republic of China	86.6% owned by Dalian Befut

Befut Zhong Xing Switch Co., Ltd.	People’s Republic of China	73.5% owned by Dalian Befut

Dalian Yuansheng Technology Co., Ltd.	People’s Republic of China	93.3% owned by Dalian Befut